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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ECLIPS ENERGY TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

981454101

(CUSIP Number)

Carole Wright

UTEK Corporation

2109 E. Palm Avenue

Tampa, FL 33605

813-754-4330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

SEC 1746 (3-06)

CUSIP No. 981454101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) UTEK CORPORATION 59-3603677
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 302,609,373
	8.	Shared Voting Power
	9.	Sole Dispositive Power 302,609,373
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 302,609,373
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 76.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 981454101

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $.0001 per share (the “Common Stock”), of Eclips Energy Technologies, Inc., formerly World Energy Solutions, Inc., a Florida corporation (“World Energy Solutions”). The address of the principal executive offices of World Energy Solutions is 3900A 31st Street North, St. Petersburg, Florida 33714.

Item 2.	Identity and Background

This statement on Schedule 13D (this “Statement”) is being filed by UTEK Corporation, a Delaware corporation (“UTEK”). UTEK is a publicly-held specialty finance company focused on technology transfers. UTEK’s services enable companies to acquire innovative technologies from universities and research laboratories worldwide. UTEK facilitates the identification and acquisition of external technologies for clients in exchange for their equity securities. In addition, UTEK offers companies the tools to search, analyze and manage university intellectual properties. UTEK is a business development company with operations in the United States and the United Kingdom. UTEK’s principal business office is located at 2109 E. Palm Avenue, Tampa, Florida 33605.

CUSIP No. 981454101

To the best of UTEK’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of UTEK:

(1) name;

(2) business address;

(3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4) citizenship.

During the last five years, neither UTEK nor, to the best of UTEK’s knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 28, 2007, UTEK received 7,500,000 shares of common stock of World Energy Solutions in connection with the sale of its wholly-owned subsidiary, Hydrogen Safe Technologies, Inc. (“HST”), to World Energy Solutions. At the time of the sale, HST held $707,500 in cash; a technology licensed from the University of South Florida prepaid consulting funds related to the University of South Florida technology.

On June 10, 2008, UTEK received 100,000 shares of Series B convertible preferred stock of World Energy Solutions in connection with the sale of its wholly-owned subsidiary, Advanced Alternative Energy, Inc. (“AAE”), to World Energy Solutions. At the time of the sale, AAE held $200,000 in cash; a technology licensed from the Florida State University Research Foundation and prepaid research funds. The 100,000 shares of Series B preferred stock were converted into $3,500,000 (55,118,111) worth of common shares of World Energy Solutions on May 11, 2009, with such stock being valued based on the average of the closing prices for the World Energy Solutions common stock for the 10 trading days prior to the conversion of the stock.

CUSIP No. 981454101

On June 30, 2008, UTEK entered into an IP Snapshot Agreement with World Energy Solutions, pursuant to which UTEK agreed to perform certain services for World Energy Solutions and provide World Energy Solutions a report as to their findings in consideration of a payment of 1,923,077 shares of the common stock of World Energy Solutions.

On September 26, 2008, UTEK received 100,000 shares of Series C convertible preferred stock of World Energy Solutions in connection with the sale of its wholly-owned subsidiary, H-Hybrid Technologies, Inc. (“HHT”), to World Energy Solutions. At the time of the sale, HHT held $300,000 in cash; a technology licensed from the Hydrogen Technology Applications, Inc. The 100,000 shares of Series C preferred stock were converted on June 29, 2009 into $3,750,000 (238,853,503) worth of common shares of World Energy Solutions at the option of UTEK with such stock being valued based on the average of the closing prices for the World Energy Solutions common stock for the 10 trading days prior to the conversion of the stock

Item 4.	Purpose of Transaction

UTEK has no present plans or proposals relating to World Energy Solutions which relate to or would result in:

(a)	The acquisition by any person of additional securities of World Energy Solutions;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving World Energy Solutions or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of World Energy Solutions or any of its subsidiaries;

(d)	Any change in the present board of directors or management of World Energy Solutions, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of World Energy Solutions;

(f)	Any other material change in World Energy Solutions’ business or corporate structure including but not limited to, if World Energy Solutions is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in World Energy Solutions’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of World Energy Solutions by any person;

(h)	Causing a class of securities of World Energy Solutions to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of World Energy Solutions becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 981454101

UTEK intends to sell the shares of common stock it presently holds, and those into which it converts the preferred stock of World Energy Solutions in the future, as permitted under SEC Rule 144 and as market conditions permit.

Item 5.	Interest in Securities of World Energy Solutions

As of June 29, 2009 UTEK was the record owner of 302,609,373 shares of common stock of Eclips Energy Technologies, Inc. (formerly World Energy Solutions, Inc.) (“World Energy Solutions”).

All of such shares of common stock would constitute approximately 76.9% of the 393,418,614 shares of common stock that would be outstanding after the conversion of the 100,000 Series C convertible preferred stock (based on the number of shares outstanding as contained in the most recently available filings with the Commission by World Energy Solutions). UTEK has the sole power to vote and dispose of all of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of World Energy Solutions

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of World Energy Solutions, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

7.6	Agreement and Plan of Acquisition, dated September 28, 2007 among Hydrogen Safe Technologies, Inc., UTEK Corporation and World Energy Solutions, Inc. (Incorporated herein by reference to Exhibit 7.6 to the original Schedule 13D/A filed with the SEC on November 23, 2009).

7.7	Agreement and Plan of Acquisition, dated June 10, 2008 among Advanced Alternative Energy, Inc., UTEK Corporation and World Energy Solutions, Inc. (Incorporated herein by reference to Exhibit 7.7 to the original Schedule 13D/A filed with the SEC on December 2, 2009).

7.8	Agreement and Plan of Acquisition, dated September 26, 2008 among H-Hybrid Technologies, Inc., UTEK Corporation and World Energy Solutions, Inc. (Incorporated herein by reference to Exhibit 7.7 to the original Schedule 13D/A filed with the SEC on December 2, 2009).

CUSIP No. 981454101

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2009

/S/ CAROLE R. WRIGHT
Signature

Carole R. Wright, CFO
Name/Title

CUSIP No. 981454101

Schedule I

NAME	WORK ADDRESS	OCCUPATION	CITIZENSHIP

Arthur Chapnik	500 East 77th Street, #1826 New York, NY 10162	President, Harrison McJade & Co., Ltd.	US

Clifford M. Gross, Ph.D.	UTEK Corporation 2109 E. Palm Avenue Tampa, FL 33605	Chairman & Chief Executive Officer of UTEK	US

Kwabena Gyimah-Brempong	USF – Economics Dept. 4202 E. Fowler Avenue, BSN3403 Tampa, FL 33620	Chairman & Professor of Economics USF School of Business	US

Holly Callen Hamilton	Callen & Associates Financial Assoc. 7903 Wyoming Court Minneapolis, MN 55438	President, Callen & Associates Financial Services, Inc.	US

Rt. Hon. Francis Maude	25 Victoria Street London, SW1H 0DL United Kingdom	Member of Parliament and Chairman of the Conservative Party	United Kingdom

John J. Micek III, J.D.	300 Hamilton Avenue, 4th Floor Palo Alto, CA 94301	Managing Director, Silicon Prairie Partners, LP	US

Sam I. Reiber, J.D.	2109 E. Palm Avenue Tampa, FL 33605	Attorney at Law (VP and General Counsel for UTEK)	US

Keith A. Witter, J.D.	423 3rd Avenue SE Rochester, MN 55904	President, FFP Investment Advisors, Inc.	US